Exhibit 99.2

July 31, 2007

Robert Perkins, Chairman
Commerce Energy Group, Inc.
600 Anton Blvd., Suite 2000
Costa Mesa, CA 92626


Dear Mr. Perkins,

         I recently received information concerning a cash offer for all of the outstanding shares of Commerce Energy Group, Inc. ("Commerce Energy") at a significant premium to the company's current trading price. The potential buyer appears to be well-qualified with the financial resources to complete an acquisition. In addition, I have communicated with other qualified buyers who have expressed an interest in exploring an acquisition of Commerce Energy.

         As Commerce Energy's largest shareholder with 10.7% of the outstanding stock, Zeff Capital Partners urges you and the rest of the Board to review, negotiate and accept the best offer available for a sale of the company. I believe this is the best way to maximize shareholder value and to realize the long-term potential of the business.

         Through conversations with you and Steve Boss, it has become clear that in order to significantly increase earnings, Commerce Energy will have to either grow through acquisition or realign its existing cost structure with current operations. We are concerned with both of these alternatives as compared to a sale of the company. First, the company has a mixed history with acquisitions. Commerce Energy recently paid a settlement of $3.9 million (in addition to legal fees) to American Communications Network ("ACN") related to Commerce Energy's purchase of certain ACN assets in 2005 (and a subsequent lawsuit by ACN).
Second, it appears that Commerce Energy's costs to service and maintain customers may be running above plan. Commerce Energy has had several years to restructure its business and management. The company has had three CEOs since 2005 and last week released its most recent CFO. Further changes to management or the company's internal cost structure involve time and risk and are not in the best interest of shareholders. Finally, potential financing initiatives, which may be under consideration by the company, risk diluting shareholders and/or damaging the company's strong balance sheet.

         Zeff Capital Partners applauds Commerce Energy's management and Board of Directors for returning the company to profitability but believes the shareholders will be best served by a merger with or acquisition by another company at a price that will maximize shareholder value now. We are not interested in ongoing restructurings, management changes, or financings leading to acquisitions by the company, all of which involve unnecessary risk and delay. The Board of Directors of Commerce Energy owns a combined 2% of the outstanding stock and must consider its outside shareholders' interests first. Commerce Energy is sitting on a valuable asset as evidenced by the interest in the company, but that value is best realized in a merger with a larger entity that can more efficiently leverage the business assets.

         Please inform the public of your plan of action and negotiate the best offer for a sale of the company.

Sincerely,

Daniel Zeff


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